Be Active Holdings, Inc.
1010 Northern Blvd.
Great Neck, NY 11021
(212) 736- 2310

September 27, 2013

VIA EDGAR — FORM DEL AM

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-4561
Attention: Paul Monsour

Re: Delaying Amendment for Be Active Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-191381)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-191381) (the “Registration Statement”) filed by Be Active Holdings, Inc. (the “Registrant”) on September 25, 2013.  Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, the following delaying amendment is hereby incorporated into the facing page of the Registration Statement following the calculation of registration fee table:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of New York in the State of New York, on September 26, 2013.

No fees are required in connection with this filing.  If you have any questions or comments in connection with this delaying amendment, please contact Harvey Kesner of Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Sincerely,

/s/ David Wolfson
David Wolfson
Chief Financial Officer and Director
Be Active Holdings, Inc.